# SEWARD & KISSEL LLP

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184







07022644

SEC FILE NO. 82-35004

April 6, 2007

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549



**Re: Charlemagne Capital Limited 12g3-2 Submission**

Dear Sir/Madam:

We are furnishing this letter and the enclosed document on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of an announcement dated April 5, 2007 that the Company has made available to security holders relating to the Company's unaudited assets under management for the quarter ended March 31, 2007.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

Very Truly Yours,

Michael Kessler



4/19

cc: David McMahon

SK 23121 0001 763288

## Regulatory Announcement

Go to market news section





| | |
|---|---|
| **Company** | Charlemagne Capital Limited |
| **TIDM** | CCAP |
| **Headline** | Q1 AuM Update |
| **Released** | 07:00 05-Apr-07 |
| **Number** | 4589U |

RNS Number:4589U
Charlemagne Capital Limited
05 April 2007

5 April 2007

Charlemagne Capital Announces Unaudited Assets under Management for the quarter ended 31 March 2007

Charlemagne Capital Limited ("Charlemagne", or the "Group") sets out below the movements in Assets under Management ("AuM") for the first three months of its current financial year ended 31 March 2007.

Group AuM total US$4.75 billion as at 2 April 2007(i)

The table below sets out the Group's AuM as at 2 April 2007 and the movements experienced in each product range in the period since 2 January 2007.

| | 2 January 2007 AuM (US$m) | Net subscriptions (US$m) | (%) | Novy Neft (ii) and other reorganisation (iii) (US$m) | (%) | Net performance (US$m) | (%) | 2 April 2007 AuM (US$m) | M |
|---|---|---|---|---|---|---|---|---|---|
| Magna | 1,255 | (34) | (2.7%) | (142) | (11.3%) | 55 | 4.7% | 1,134 | |
| OCCO | 333 | (2) | (0.6%) | - | - | 18 | 5.4% | 349 | |
| Institutional | 2,585 | (132) | (5.1%) | 147 | 5.7% | 90 | 3.5% | 2,690 | |
| Specialist | 472 | 109 | 23.1% | (40) | (8.5%) | 32 | 6.3% | 573 | |
| Total | 4,645 | (59) | (1.3)% | (35) | (0.8%) | 195 | 4.2% | 4,746 | |

Key areas of movement during the quarter included:

1. The launch of Naya Bharat Property Company (Specialist), raising S$57m, and Magna Africa Fund (Magna), raising US$23m.
2. he final liquidation of the Novy Neft (Specialist) product range, leading to net redemptions of US$35m.
3. Transfers totalling US$142m from Magna into new segregated accounts (Institutional) by two of the Group's institutional clients.

(i) Data is reported as at the first business day of the following period in order to capture all subscription and redemption orders placed during the period but not processed until the next dealing date for the funds concerned.
(ii) Novy Neft and Novy Neft II ("Novy") are Bermudian companies listed on the

Bermuda Stock Exchange. Novy Neft was launched in November 2003 and Novy Neft II in February 2004 with the objective of investing in local Gazprom shares via structured products. In December 2005, and as highlighted at the time of the Charlemagne IPO, Gazprom received legal permission to allow direct foreign investment into local Gazprom shares and, as a result, the two funds were restructured during June 2006. By March 2007, assets within Novy had been fully redeemed by investors. Novy generated an annual management fee of 1 per cent and no performance fees.
(iii) Other reorganization reflects significant movements between categories at the request of the investing institutions.

Enquiries:

Charlemagne Capital Tel. 020 7518 2100
Jayne Sutcliffe, Chief Executive
David Curl, Finance Director & Head of Investment

Smithfield Consultants Tel. 020 7360 4900
John Kiely
George Hudson

This announcement is not for publication or distribution to persons in the United States of America, its territories or possessions or to any US person (within the meaning of Regulation S of the US Securities Act of 1933, as amended). Neither this announcement nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this announcement in other jurisdictions may be restricted by law and persons into whose possession this announcement comes should inform themselves about and observe any such restrictions.

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of the Charlemagne Capital Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this announcement should be construed as a profit forecast.

This statement is aimed at providing information regarding the Assets under Management on which revenue is derived by Charlemagne Capital Limited. The unaudited data contained in this statement are currently provisional and all such data are subject to change. This statement is produced in order to provide greater disclosure to investors and potential investors and to ensure that they all receive equal access to the same information at the same time.



END

Close



END